EXHIBIT 16.1

(Letterhead of KPMG LLP)

July 12, 2005

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for VIVUS, Inc. and, under the date of March 15, 2005, we reported on the consolidated financial statements of VIVUS, Inc. as of and for the years ended December 31, 2004 and 2003, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004.  On June 28, 2005, our appointment as principal accountants was terminated. We have read VIVUS’ statements included under Item 4.01 of its Form 8-K/A dated June 28, 2005, and we agree with such statements except that we are not in a position to agree or disagree with any of the statements made under item 4.01(b).

Very truly yours,

/s/ KPMG LLP

KPMG LLP